NORSAT ANNOUNCES 2010 FIRST QUARTER FINANCIAL RESULTS

- Management to Host Conference Call at 12 p.m. ET -

Vancouver, British Columbia – May 6, 2010 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announces its financial results for the three-month period ended March 31, 2010. All financial results are in U.S. dollars unless otherwise stated.

Q1 2010 Summary

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Revenues decreased slightly to $4.9 million from $5.0 million in Q1 2009.

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Net earnings for the quarter was $0.5 million or $0.01 per share compared to net earnings of $0.8 million, or $0.02 per share in Q1 2009

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Improved working capital to $12.6 million as compared to $12.0 million at the end of 2009.

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As at March 31, 2010, the Company has repurchased 940,000 shares at a weighted average price of $0.67 (Cdn$0.72) per share pursuant to the normal issuer bid in effect since July 6, 2009.

“I’m pleased with the first quarter results, which typically is our slowest quarter due to seasonality,” said Dr. Amiee Chan, President and CEO, Norsat International Inc. “While revenues were slightly lower, we did see a nice improvement from our Microwave Products division, which grew by 26.2% to $1.9 million, due to our focus on issuing new and improved products within this division. It is refreshing to see renewed interest in this division and expect it to help us meet our revenue growth goals for fiscal 2010 as we continue to offer new products to our loyal customers.”

Dr. Chan continued, “Switching to our Satellite Systems division, despite the lower revenues reported in the quarter, we don’t view this as a long-term concern since last year’s results included a large order we were completing for the U.S. Department of Defense. We continue to review more request for proposals within this division and landed a new European military during the quarter, which should be delivered in the next couple of quarters.”

Dr. Chan concluded, “We continue to remain focused on our core businesses, which are operating as expected. We anticipate delivering year-on-year revenue growth in the range of 15 – 20%. At the same time we continue to work diligently to build up our other three new business units – Maritime, Wireless Networks and Norsat Capital -- to be a premiere communications provider for remote and austere regions of the world and to have the Company participate in larger growth opportunities.

Financial Review

Revenue was $4.9 million for Q1 2010, down from $5.0 million in Q1 2009. The year-over-year decrease in total revenue was due to the fact that there was stronger Satellite systems sales in the first quarter of 2009 attributable to the backlog resulting from a large U.S. Department of Defense order carried over from September 2008. Revenue from the Satellite Systems segment was $2.9 million in Q1 2010, down from $3.4 million in Q1 2009. Revenue from the company’s Microwave Products segment was $1.9 million in Q1 2010, up from $1.5 million in Q1 2009.

Norsat’s overall gross margin for Q1 2010 was 48%, compared to 49% in Q1 2009.  These overall gross margins continue to be in a range consistent with the gross margins earned during the past several quarters.  Management anticipates that overall margins will continue to hold around the current levels.

Operating expenses for Q1 2010 were $1.8 million, compared to $1.6 million in Q1 2009. The increase resulted primarily from the non-recurring foreign exchange gains earned in Q1 2009, when the Company’s functional currency was in Canadian Dollars.

For Q1 2010, net earnings were $0.5 million, or $0.01 per share, down from the $0.8 million or $0.02 per share reported in Q1 2009.

Cash used in operating activities was $2.1 million in Q1 2010, compared to generation of $1.7 million for the same period last year. At March 31, 2010, Norsat had cash and cash equivalents of $2.8 million, compared to $4.7 million as at December 31, 2009.

As at March 31, 2010, total shares issued and outstanding were 53,699,359.

A full set of financial statements and MD&A for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Notice of Conference Call

Norsat will host a conference call on May 6, 2010 at 12:00 p.m. Eastern Time. To access the conference call by telephone, dial (408) 884-1884 or 1-888-947-3988. The conference call reference number is 012010. Please connect approximately fifteen minutes prior to the beginning of the call to ensure participation.  A replay of the conference call will be available at www.norsat.com

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at  www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Trevor Greene

President & CEO

            Chief Financial Officer

Tel: 604-821-2808

Tel: 604-821-2845

 Email: achan@norsat.com

Email: tgreene@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

 (212)370-4500; (212) 370-4505(Fax)

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated financial statements and related notes included therein for the year ended March 31, 2010, and the Management Discussion and Analysis for the quarter ended March 31, 2010. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.